

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047141

March 9, 2005

David M. Kastin
Vice President – Deputy General Counsel
Toys "R" Us, Inc.
One Geoffrey Way
Wayne, NJ 07470

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/9/2005

Re: Toys "R" Us, Inc.

Dear Mr. Kastin:

This is in regard to your letter dated March 8, 2005 concerning the shareholder proposal submitted by Sinsinawa Dominicans, Inc., Trinity Health, and the Board of Pensions of the Evangelical Lutheran Church in America for inclusion in Toys "R" Us' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Toys "R" Us therefore withdraws its January 20, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.



Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Sinsinawa Dominicans, Inc. and co-proponents
c/o Sr. Regina McKillip, OP
The Sinsinawa Dominicans
Office of Peace and Justice
Dominican Conference Center
7200 W. Division St.
River Forest, IL 60305


PROCESSED
MAR 18 2005
THOMSON
FINANCIAL

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

January 20, 2005

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Toys "R" Us, Inc. –
Securities Exchange Act of 1934: Rule 14a-8(i)

Ladies and Gentlemen:

Toys "R" Us, Inc., a Delaware corporation (the "Company"), has received letters dated December 2, December 3 and December 6, 2004 from The Sinsinawa Dominicans, Trinity Health and the Board of Pensions of the Evangelical Lutheran Church in America, respectively, co-sponsoring a shareholder proposal to be included in the Company's proxy materials (the "Proposal") for its forthcoming annual meeting of stockholders scheduled to be held on June 2, 2005. We have attached a copy of the letters and the Proposal as Exhibit A hereto. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from its proxy materials for either of the following reasons:

1. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(7), because it relates to the conduct of ordinary business operations; and

2. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(10), because it has already been substantially implemented.

The Proposal

The Proposal requests that the Board of Directors report on the implementation of the Company's policies regarding the sale of Mature-rated video games to children and teens. In support of the Proposal, the proponents cite a New York City Council report published in 2003 which discusses the sale of Mature-rated games by New York City retailers to minors.

Discussion

1. **The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(7), because It Relates to the Conduct of Ordinary Business Operations.**

Under Rule 14a-8(i)(7), a company may exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The term "ordinary business", as used in Rule 14a-8(i)(7), is a "term of art" rooted in the corporate law concept intended to provide a company's management with flexibility in directing certain core matters involved in its business and operations. SEC Release No. 34-40018 (May 21, 1998) (the "Release").

The policies of Rule 14a-8(i)(7) are, consistent with the policy of the corporate laws of many states, to confine the resolution of ordinary business issues to a corporation's board of directors and management, because it is impracticable for stockholders to decide how to resolve these issues at an annual stockholders meeting, and to avoid stockholder entanglement and "micro-management" in matters about which stockholders, as a group, are not in a position to make an informed judgment. Id.

Under the General Corporation Law of the State of Delaware (the "DGCL"), the business of a corporation is to be managed by its directors. Section 141(a) of the DGCL states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (2001). See generally Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1150 (Del. 1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985) ("The board has a large reservoir of authority upon which to draw. Its duties and responsibilities proceed from the inherent powers conferred by 8 Del. C. § 141(a), respecting management of the corporation's 'business and affairs.'"); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."). The Board, in accordance with Section 141(a) of the DGCL, manages the business and affairs of the Company, including the selection and marketing of its merchandise.

The Staff has indicated that where, as is the case here, a proposal would require a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. When it does, the proposal will be excludable even though it requires only the preparation of a report and not the taking of any action with respect to such business operations. SEC Release No. 34-20091

(August 16, 1983). See also CVS Corporation (February 1, 2000); Time Warner Inc. (February 13, 2004).

The subject matter of the report requested by the Proposal involves the conduct of the ordinary business operations of the Company. The Proposal requests a report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens. The Company views decisions on what merchandise to offer customers and how best to present this merchandise, including appropriate parental advisories about the content of merchandise, to be an inextricable part of its business and operations.

The Staff has consistently permitted the exclusion from a company's proxy materials of shareholder proposals concerning the nature, content and presentation of a company's products or services. In General Electric Company (January 27, 2000), a shareholder proposal requested that the board issue a report to shareholders containing a detailed rationale why General Electric did not provide content ratings for programs on NBC, a full assessment of the suitability of those programs for children and a description of any further actions planned to make their programs more family-friendly. The company argued that decisions about how best to present programming to the public, including parental advisories, were the essence of NBC's ordinary business. The Staff permitted exclusion of the proposal from the company's proxy statement under the ordinary course of business exception because the proposal dealt with the "nature, content and presentation of programming". Similarly, in General Electric Company (February 1, 1999) and General Electric Company (February 8, 1998), the Staff permitted exclusion of proposals that would prohibit all "unbiblical" programming on NBC and require NBC to adapt its policies on informing parents about program content because they dealt with "the nature, content and presentation of programming". See also Walt Disney Company (November 10, 1997) (allowing exclusion of a shareholder proposal that requested that the board review the company's depiction of smoking in its motion pictures and television programs including "the way tobacco is portrayed" and what influence such films and programs "may have on youth attitudes and behaviors related to smoking" because the proposal related to the company's ordinary business operations).

Because the nature, content and presentation of the Company's merchandise, including Mature-rated video games, is a part of the conduct of its business operations, the Proposal is, in our view, properly excludable under Rule 14a-8(i)(7).

2. The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(10), because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a proposal that has been substantially implemented. The Staff has stated its position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (February 3, 1993). In this case, a major portion of the Proposal has been substantially implemented. Thus, the entire Proposal is excludable.

"A determination that [a] company has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." The Gap, Inc. (March 16, 2001); see also Texaco Inc. (March 28, 1991); Washington Gas Light Co. (December 1, 1997); Northern States Power Co. (February 16, 1995). The Staff has consistently permitted exclusion of a shareholder proposal where a company's practices and procedures address the issues raised by a proposal. See Sears, Roebuck and Co. (February 23, 1998); The Limited, Inc. (March 15, 1996). For example, in The Gap, the shareholder requested that Gap prepare a report that reviewed the child labor practices of its suppliers and studied the steps required to implement programs to eliminate child labor, provide for schooling and employ adult family members of underage workers at Gap's vendors. Gap argued that it had in place a code of vendor conduct, which addressed child labor, had implemented extensive monitoring programs, published information on its website with respect to the vendor code and monitoring programs and was willing to discuss the matters in the proposal with shareholders and interested third parties. Although Gap's policies and procedures did not include the specific recommendations of the proposal, the Staff permitted the omission of the proponent's proposal because Gap's policies compared favorably with the proposal's underlying concerns. See also Texaco (allowing exclusion of a shareholder proposal requesting that the company adopt the "Valdez" environmental principles because the company had in place a complete program regarding disclosures of environmental policies and compliance procedures).

The Company currently has a "Mature" Product or Item Sales Policy in place that prohibits the sale of Mature-rated video games to customers under the age of 17 years old. The Company does not carry Adult-only games. The policy requires employees, when selling any Mature-rated game, to explain to the customer that the item contains mature content, and the employee is required to check the age of any customer purchasing such an item who appears under the age of 25. All employees are required to read the policy and sign an acknowledgement of the policy. Each employee is further advised that failure to follow the policy will result in discipline, which may include termination.

The Company's policy regarding Mature-rated video games is prominently displayed at each register in the Company's stores. The stores display posters and offer brochures explaining the Company's policy and the Entertainment Software Ratings Board ratings system to allow customers to make an informed decision before making a purchase. The Company prominently includes the ESRB ratings system in its advertisements and otherwise ensures that the game ratings are clearly visible. Signage in stores also encourages customers to check the "content descriptors" on game packages that provide additional details about content.

As a further safeguard against sales to minors, the Company voluntarily developed and implemented a system in all stores providing for special prompts at cash registers when Mature-rated video games are being purchased. The prompts require the cashier to confirm the age of the customer before selling a Mature-rated video game. This procedure also permits our customers to confirm that they are aware that the product is Mature-rated.

In addition, the Company has guidelines and procedures to control the distribution of Mature-rated titles to minors. Most stores place video games in a special enclosed section of the store with its own sales staff, which is restricted to customers over the age of 16. In other stores, customers must present tickets with the titles of games they wish to purchase to sales associates, who will provide Mature-rated games only to customers over the age of 16. Mature-rated titles and their tickets are placed on the upper shelves away from younger shoppers. The Company does not place Mature-rated video games on its interactive displays, nor does it utilize in-store point of purchase displays depicting such games.

The Company sends out quarterly reminders to its stores to further ensure that its policy is strictly followed. The Company reviews its policies and initiatives with employees to emphasize their importance. The most recent employee communication required stores to take several additional steps including posting the policy in the employee break room, obtaining signed acknowledgment forms from employees, retaining such acknowledgement forms in a special file for periodic review and reviewing compliance quarterly to ensure that all employees comply with these policies. The Company also makes the ratings initiative a topic of discussion on regular conference calls to its area office management teams.

To ensure compliance with its video game policy, the Company conducts random audits of its stores. Under its "zero tolerance" policy, any deviation from the policy is unacceptable and subject to disciplinary action. Random audits allow the Company to take appropriate action to correct any problems immediately, if any are found. Moreover, the Company always discusses its policies with any interested third parties. The Company's successful implementation of its video game policy has been recognized in the media and by other third parties. Recently, the Company was featured as one of four retailers in the Chicago area that refused to sell Mature-rated video games to a minor in a state-sponsored spot-check of thirteen video-game retailers. See "Boy, 15, easily buys M-rated video games," Chicago Sun-Times, January 3, 2005.

In light of the foregoing, the Company believes that the Proposal has been substantially implemented such that the Proposal may be properly omitted from the Company's proxy materials.

Conclusion

In light of the foregoing considerations, we believe the Proposal may be properly omitted from the Company's proxy materials under Rule 14a-8(i)(7) or Rule 14a-8(i)(10), or both. On behalf of the Company, we respectfully request confirmation that the Staff will not recommend an enforcement action against the Company if the Company omits the Proposal from its proxy materials.

* * * * *

In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and all attachments to The Sinsinawa Dominicans, Trinity Health and the Board of Pensions of the Evangelical Lutheran Church in America. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

We would request the opportunity to discuss this letter with you prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein.

If you have any questions, require further information or wish to discuss this matter, please call Glenn M. Reiter, Esq. (212-455-3358) or Daniel B. Kamensky, Esq. (212-455-2207) of this firm or, alternatively, David J. Schwartz, Esq., Senior Vice President - General Counsel (973-617-5740), or David M. Kastin, Esq., Vice President - Deputy General Counsel (973-617-5736) of the Company.

Very truly yours,



SIMPSON THACHER & BARTLETT LLP

Attachments

cc: Sister Regina McKillip, Committee Member of The Sinsinawa Dominicans
Catherine Rowan, Corporate Responsibility Consultant of Trinity Health
Heather Williamson, Senior Investment Manager of the Evangelical Lutheran Church in America Board of Pensions
David J. Schwartz, Esq.
David M. Kastin, Esq.

EXHIBIT A



The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee

585 County Rd. Z, Sinsinawa, WI 53824

Please respond to: Peace and Justice Office
7200 W. Division
River Forest, IL 60305
708-366-6244

December 2, 2004

Mr. John Eyler, Jr. CEO
Toys 'R' Us, Inc
One Geoffrey Way
Wayne, NJ 07470

Dear Mr. Eyler,

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 100 shares of Toys 'R' Us, Inc. common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution for the next annual meeting of Toys 'R' Us, Inc. and will introduce it personally or by proxy from the floor of the annual meeting.

The resolution entitled, *Report on Implementation of Retail Policies*, requests that the Board of Directors report on the implementation of our corporation's policies regarding the sale of Mature-rated video games to children and teens.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We would be very willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Sr. Regina McKillip, OP
Committee Member

Enclosure
Cc. Gary Brouse, ICCR



Catherine Rowan

Corporate Responsibility Consultant

December 3, 2004

Mr. John H. Eyler, Jr.
Chief Executive Officer
Toys 'R' Us, Inc.
One Geoffrey Way
Wayne, NJ 07470

Dear Mr. Eyler,

Trinity Health, with an investment position of 4,650 shares of common stock in Toys 'R' Us, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Toys 'R' Us is enclosed. Trinity Health has held stock in Toys 'R' Us continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

As a socially responsible investor and as a health care institution, we are concerned about studies that find that playing violent video games leads to increased aggressive thoughts, feelings and actions. We are particularly concerned about the impact of these types of games on children. As you are aware, violence is a serious health risk for children and adolescents.

While our company states that it has taken actions to prevent children and adolescents from purchasing inappropriate, Mature-rated video games, we believe there needs to be much greater transparency and disclosure as to how its policies related to this concern are implemented. We believe it is important to Toys 'R' Us' reputation that it can show that it is marketing and selling products in a responsible manner.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Sister Regina McKillip of the Sinsinawa Dominicans (708-366-6244). We look forward to discussing the issues addressed by this proposal at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan, representing Trinity Health
Corporate Responsibility Consultant

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net



Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651 locally
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

December 6, 2004

Mr. John Eyler, Jr.
CEO
Toys 'R' Us, Inc.
One Geoffrey Way
Wayne, NJ 07470

Dear Mr. Eyler:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) seeks to reflect its values, principles and mission in its investment decisions. We believe that corporations need to develop and advocate corporate policies that seek to advance justice, peace and the care of creation.

The ELCA Board of Pensions is beneficial owner of 21,400 shares Toys 'R' Us, Inc. common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain a requisite ownership position through the 2005 annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that Toys 'R' Us, Inc. report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the 2005 annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials. The Sinsinawa Dominicans is the primary filer on this resolution.

Further information detailing the ELCA's commitment to peace and non-violence can be found at http://www.elca.org/socialstatements/violence/ and http://www.elca.org/nonviolence/ .

The Sinsinawa Dominicans will continue as the lead shareholder, and is prepared to assemble a dialogue team as quickly as convenient. If you have any questions, please contact Patricia Zerega at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,

Heather H Williamson

Heather H. Williamson
Senior Investment Manager
ELCA Board of Pensions

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Gary Brouse – ICCR
475 Riverside Drive – Room 550
New York, NY 10115

Kelli Dever – Mellon Trust
135 Santilli Highway
Everett, MA 02149

REPORT ON IMPLEMENTATION OF RETAIL POLICIES

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity…may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004);*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited… A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." The report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED: Shareholders request that, in view of the New York City Council report, the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.



David M. Kastin
Vice President-Deputy General Counsel
Toys"R"Us, Inc.

March 8, 2005

VIA FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

By letter January 20, 2005, Toys "R" Us, Inc. (the "Company") requested that the Staff of the Securities and Exchange Commission not recommend enforcement action if the Company excludes from its proxy materials a stockholder proposal (the "Proposal") submitted by The Sinsinawa Dominicians, Trinity Health and the Board of Pensions of the Evangelical Lutheran Church in America (collectively, the "Proponents").

As reflected in the correspondence attached as Exhibit A, the Proponents have voluntarily withdrawn the Proposal. Accordingly, the Company hereby withdraws its no action request.

The Company is simultaneously sending a copy of this letter and all attachments to the Proponents. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Securities and Exchange Commission's web site.

If you have any questions, require further information, or wish to discuss this matter, please call David M. Kastin, Esq., Vice President – Deputy General Counsel, at (973) 617-5736 or Glenn M. Reiter, Esq. of Simpson Thacher & Bartlett LLP, at (212) 455-3358.

Toys"R"Us, Inc.
One Geoffrey Way Wayne, NJ 07470 tel: 973-617-5736 fax: 973-617-4043
e-mail: kastind@toysrus.com

Very truly yours,

TOYS R US INC.



By: ______________________
Name: David M. Kastin
Title: Vice President – Deputy General Counsel

cc. Sister Regina McKillip, Committee Member of the Sinsinawa Dominicians
Catherine Rowan, Corporate Responsibility Consultant of Trinity Health
Heather Williamson, Senior Investment Manager of the Board of Pensions of the Evangelical Lutheran Church in America
Glenn M. Reiter, Esq.
(Simpson Thacher & Bartlett)



Board of Pensions

Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651 locally
Fax: (612) 334-5399
mail@elcabop.org - www.elcabop.org

March 1, 2005

Ms. Ursula Moran
V.P. Investor Relations
Toys "R" Us
1 Geoffrey Way
Wayne NJ 07470

Dear Ms. Moran:

We are pleased to hear that our Company has agreed to meet and discuss our concerns regarding the sale and potential sale of Mature rated video games to children under the age of 17. We look forward to a chance to discuss our concerns and hear more about mitigating steps the Company is taking to ensure that its stated policies are upheld.

In light of the promised dialogue, we are (along with the Sinsinawa sisters and Trinity Health) withdrawing the shareholder resolution regarding sale of Mature rated video games to children under 17 years of age.

Patricia Zerega remains the primary contact for the ELCA - Board of Pensions in this matter. She can be reached at 412-367-7575.

Sincerely,

Heather H. Williamson

Heather H. Williamson
Senior Investment Manager

cc. Sr. Regina McKillip, OP, The Sinsinawa Dominicans
Patricia Zerega, Evangelical Lutheran Church in America
Gary Brouse, ICCR
Paul Nuehauser, ICCR



Catherine Rowan

Corporate Responsibility Consultant

March 1, 2005

Ursula H. Moran
Vice President, Corporate Communications & Investor Relations
Toys "R" Us
One Geoffrey Way
Wayne, NJ 07470-2030

Dear Ms. Moran,

As a representative of Trinity Health, one of the shareholder proponents of the proposal submitted by the Dominican Sisters of Sinsinsawa, WI regarding the sale of Mature-rated video games to children under 17 years of age, I am writing to inform you that I do hereby withdraw the proposal.

I look forward to our upcoming dialogue with you on this issue.

Sincerely,

Catherine Rowan

Catherine Rowan

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net



The Sinsinawa Dominicans

Office of Peace and Justice
Dominican Conference Center
7200 W. Division St.
River Forest, IL 60305

(708) 366-6244
fax(708) 771-4510

Feb. 25, 2005

Ursula Moran
V.P. Investor Relations
Toys 'R' Us
1 Geoffrey Way
Wayne, NJ 07470

Dear Ursula,

In light of our Company's willingness to meet, and in anticipation of a fruitful dialogue on the shareholder proposal regarding the sale of Mature rated video games to children under 17 years of age, I am writing to inform you that the Dominican Sisters of Sinsinsawa, WI will withdraw the Proposal at the SEC.

We look forward to meeting with you soon.

Sincerely,

Sr. Regina McKillip, OP

cc: Catherine Rowan, Trinity Health
Patricia Zerega, Evangelical Lutheran Church of America
Gary Brouse, ICCR
Paul Nuehauser, ICCR